TRIAGO AMERICAS INC. (D/B/A TRIAGO)

**COMPUTATION OF NET CAPITAL UNDER RULE
15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION**

AS OF MARCH 31, 2016

<u>**Net Capital:**</u>

Total stockholders' equity before nonallowable assets		$ 1,337,301
Less: Accounts receivable	$ 794,317	
Due to parent company	152,407	
Due from Affiliate	3,300	
Prepaid expenses	44,749	
Tax asset	667	
Property and equipment - net	13,814	1,009,254
Net Capital before haircuts on securities positions		328,047
Foreign currency - haircut and undue concentration		6,121
Net Capital		321,926
Minimum net capital required		11,283
Excess net capital		$ 310,643

<u>**Capital Ratio:**</u>

Aggregate indebtedness to net capital	0.53

Note: There are no material differences between the amounts presented above and the Company's corresponding unaudited amended part II of Form X-17a-5 as of March 31, 2016.